EX-99.77C VOTES

                     TRANSAMERICA INCOME SHARES, INC.

                       RESULTS OF SHAREHOLDER PROXY

Rule 30e-1 under the Investment Company Act of 1940, as amended, titled "Reports to Stockholders of Management Companies," requires regulated investment companies to report on all subject matters put to the vote of shareholders and to provide final results. Accordingly, the Board of Directors of the Fund solicited a vote by the shareholders for the following item:

At the annual meeting of shareholders held on July 10, 2015, the results of Proposal 1 were as follows:

Proposal 1: To elect three Directors to serve as Class III Directors for three year terms, and until their successors are duly elected and qualify.

Proposed
Director	  For		Against/Withheld Abstentions Broker Non-Votes
Sandra N. Bane	  5,077,990.822	436,181.861	 --	     --
David W. Jennings 5,079,481.822	434,690.861	 --	     --
Marijn P. Smit	  5,065,080.447	449,092.236	 --	     --